CXJ GROUP CO., LTD.	Room 1903-1, No.1 building, Xizi
International center
Jianggan District, Hangzhou City,
Zhejiang Province, China

October 30, 2020

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Melissa Gilmore
Martin James
Sherry Haywood
Asia Timmons-Pierre

Re:	CXJ Group Co., Ltd
Registration Statement on Form S-1
Filed September 14, 2020
File No. 333-248779

Dear Sir or Madam:

CXJ Group Co., Ltd. (the “Company”) is filing amendment number 1 (the “Amendment”) to the Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Lixin Cai, Chief Executive Officer of the Company, dated October 11, 2020 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Form S-1 filed September 14, 2020

General

1. Please update your filing to disclose the impact of the COVID-19 on your company, if material. Refer to CF Disclosure Guidance: Topic No. 9 and 9A for additional guidance.

We have updated the Amendment to include the impact of COVID-19 on our business.

2. We note that page F-12 states that you are an emerging growth company. Please tell us how you determined you are an emerging growth company as it appears your common equity securities were sold pursuant to registration statements under the Securities Act of 1933 that were declared effective in on February 12, 2004 and June 23, 2006. If you are not an emerging growth company please revise to reflect your current status clearly.

We have revised the Registration Statement to reflect our status as a smaller reporting company.

3. We note that you have obtained a new CIK No. for CXJ. Please disclose where investors can find filings made by Global Entertainment Corp.

We have added disclosure showing that investors can find the filings of Global Entertainment Corp. at https://www.sec.gov/cgi-bin/browse-edgar?CIK=885780.

4. Please disclose the process by which Custodian Ventures LLC became aware of the company and was appointed custodian of the company.

We have added disclosure to the Amendment stating that, according to David Lazar, Custodian Ventures LLC became aware of the Company through its own due diligence. Following such, it appeared to Custodian Ventures LLC that the Company would be a good candidate for an investment and reconstitution. Thereafter, Custodian Ventures LLC was appointed custodian of the Company via court order on March 4, 2019. The eight judicial District Court of Nevada appointed Custodian Ventures, LLC as custodian for Global Entertainment Corporation, proper notice having been given to the officers and directors of Global Entertainment Corporation. There was no opposition.

5. Please advise whether you have obtained opinion from PRC counsel regarding your compliance with PRC regulations.

The Company did not employ a PRC counsel for the compliance of PRC regulations. The Company has obtained all necessary licenses and registered in authorities for the business operations, and can check to the National Enterprise Credit Information Publicity System for the Company, and no non-compliance records have been noted.

6. We note that page F-16 states that the company loaned $115,868 loan to Lixin Cai and $51,458 to New Charles Technology Group Limited, an entity controlled by your director. Please provide your analysis on how you intend to comply with Section 13(k)(1) of the Exchange Act.

(1) $115,868 loan to the director was recorded as of May 31, 2020. Before May 31, 2020, we have not yet set up a comprehensive internal control system, and the amount represented the advance payment from the director on behalf of the company for business operation purpose and we did not clear the amount as at May 31, 2020. From June 1st, 2020, we have set up a comprehensive internal control system, the director has cleared the balance as at August 31, 2020 and the board of directors will review the financial report and make sure we meet the latest company internal control policy every quarter.

(2) $51,458 to New Charles Technology Group Limited mainly represents $50,000 of unpaid authorized share capital, and New Charles Technology Group Limited will settle the outstanding balance in the coming year. For the remaining $1,458 of the balance, it represents the registration fee paid on behalf the Company and will be settled before October 31, 2020.

The management has put the following preventive standard operating procedures in place:

a)	Set up internal control system for payment process, protocol to identify and disclose all related companies and parties (including director). Subsequently, all payments to all related companies and parties (including director) must obtain the approval from CFO and company’s compliance officer to ensure the no loan to all related companies and parties (including director) and all payments to all related companies and parties (including director) (e.g., disbursement for travel expenses) are in compliance with Section 13(k)(1) of the Exchange Act.

b)	The Company have set up the “Code of Ethics”, the Code applies to all directors, officers, employees and outsourced services providers of ECXJ (both inside and outside China) for the duration of their employment and engagement. The Code is a guide of principles designed to help professionals conduct business honestly and with integrity, as well as behave ethically and incompliance with the Exchange Act. The Code is reviewed and approved by the Board of Directors from time to time.

c)	Provide internal training to directors, CFO and accounting department staff to ensure they understand Section 13(k)(1) of the Exchange Act as well as identify and disclose all related companies and parties (including director).

d)	Review the financial report every quarter to ensure the Company is in compliance with Section 13(k)(1) of the Exchange Act as well as identify and disclose all related companies and parties (including director).

Prospectus Cover Page, page F-15.

7. We note that your common stock is traded on the OTC Pink. Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices, including here and pages 17 and 42.

We have revised the disclosure throughout the Amendment to reflect that the selling shareholders must sell their shares at the fixed price.

Corporate History, page 5

8. Please disclose the nature of the company’s operations from 2011 to 2019. Please disclose all of the company’s subsidiaries. Please revise to disclose the name of the entity controlled by Custodian Ventures, LLC that transferred the company to Mr. Xinrui Wang.

We have included disclosure that reflects that the Company was dormant and inactive from 2001 to 2019. We have also clarified that Custodian Ventures, LLC was itself the transferor of control of the Company.

9. We note your disclosures on page 40. There appears to be a discrepancy in the number of shares owned by the selling shareholders. In that regard, we note that Mr. Mao and Mr. Niu purchased a total of 1,500,000 shares of preferred stock from Mr. Wang. Is unclear how Mr. Mao and Mr. Niu currently own 10,500,000 and 4,500,000. Please revise to clarify how many shares your selling shareholders own and when such shares were obtained.

We have corrected all discrepancies regarding the selling shareholder shares and disclosed when such shares were obtained.

10. Please describe the services that Mr. Lazar rendered to the company and explain who requested those services. If Mr. Lazar owned any other shares of Global Entertainment’s common stock prior to the appointment of Custodian Ventures, LLC as custodian, please revise to discuss how and when he obtained those shares.

We have revised the Registration Statement to reflect that, other than reviving the Company and getting it back to good standing, Mr. Lazar rendered no services to the Company. The request for revival was made by Custodian Ventures, LLC, the custodian of the Company. Custodian Ventures owned an aggregate of 21,100 shares of pre-split common stock that it purchased on the open market in January and July of 2019.

11. It does not appear that CXJ Technology (Hangzhou) Co., Ltd is reflected the organizational chart. Please advise.

We have revised the organization chart throughout the Amendment.

Prospectus Summary, page 5

12. Please include here your telephone number. See Item 503(b) of Regulation S-K.

We have included the Company’s phone number.

There is a limited market for our common stock, page 15

13. Please revise to clarify that your stock trades on the OTC Pink.

The Amendment clarifies that the Company trades on the OTC Pink.

We may require additional capital to support growth, page 11

14. We note your disclosure that you may require additional funds beyond those generated by this offering. This disclosure is inappropriate given that the company will not receive any of the proceeds raised in this offering. Please revise accordingly.

We have removed any reference to proceeds being raised by the Company in this offering.

Market Price For Our Common Equity and Related Stockholder Matters, page 35

15. Please revise to provide information for each quarterly period within the two most recent fiscal years pursuant to Item 201(a)(iii) of Regulation S-K. For each quarter in which there is no trading, please indicate that in your responsive disclosure.

We have included the above information in the Amendment.

Directors and Executive Officers and Corporate Governance, page 36

16. Please disclose the name of the company founded by Ms. Luo, and the dates of Mr. Wang’s work experience at Chang Lai Chang Wang (Hangzhou) E-commerce Co., Ltd. Please refer to Item 401(e) of Regulation S-K.

We have added the proper information to the bios of the directors.

17. Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Wang should serve as a director. Please also include the names of all of your officers and directors in the table. Please refer to Item 401(e) of Regulation S-K.

We have added the specific skills and experience that make Mr. Wang qualified. We have also added the names of all of the officers and directors.

Executive Compensation, page 38

18. You disclose that the table sets forth the compensation earned during the past two fiscal years by the person who served as your principal executive officer at the end of 2020. Please revise to disclose the compensation for your named executive officers for the last completed fiscal year.

We have edited the table to reflect the last two fiscal year ends of May 2019 and May of 2020.

Recent Sales of Unregistered Securities, page 48

19. Please revise to indicate the section of the Securities Act of 1933 or rule under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

We have included the exemption and applicable facts.

Note 6: Prepayment, deposits and other receivables, page F-15

20. Please revise table to disclose the significant components of other receivables, including, for example, the amounts related to employee receivables, VAT receivables, etc.

We have added the table to disclose the significant components of other receivables.

Note 8. Advanced received, accrued expenses and other payables, page F-15

21. We note the significant amount of advance payments recorded at May 31, 2020 relating to brand name management fees and prepaid purchases of goods by customers. Please revise to disclose the amount related to each item. In addition, revise to provide the disclosures required by ASC 606-10-50-8 and 50-9 relating to these contract liability balances.

We have added the table to disclose the significant amount of advance payment recorded at May 31, 2020.

Exhibit 23.1, page X-1

22. Please have your auditor revise its consent to refer to the correct date of its audit report, which we note is September 4, 2020. In addition, revise the Expert section on page 46 to correctly indicate that the financial statements have been audited by Total Asia Associates PLT, and not B F Borgers CPA PC.

Our auditor has revised their consent. We have also corrected the Expert Section in the Amendment.

Exhibits

23. Please ensure that the agreements filed as exhibits are complete, dated and executed copies that include all of the terms of the agreement. For example, we note that Exhibit 10.6 is undated, incomplete and missing.

We have refiled all Exhibits that were incomplete previously.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Lixin Cai
Lixin Cai